

June 11, 2013

Via E-mail
Mr. John A. Schissel
Executive Vice President, Chief Financial Officer
BRE Properties, Inc.
525 Market Street, 4th Floor
San Francisco, California 94105

> **Re:** **BRE Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 1-14306**

Dear Mr. Schissel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Communities, page 20

1.   We note that your net operating income non-GAAP measure includes an add back of other expenses. It appears that this amount is a non-cash impairment charge during 2012. In future filings please identify this expense as an impairment charge instead of as other expenses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Real estate expenses, page 31

2.   To the extent such fluctuations are material in future periods, please provide an explanation of the changes in same-store real estate expenses for the periods compared.

Non-GAAP financial measure reconciliations and definitions, page 35

3.   In future filings please include a statement disclosing the reasons why the registrant's management believes that presentation of core funds from operations provides useful information to investors regarding the registrant's financial condition and results of operations. In your disclosure discuss why the impairment charge is excluded from core FFO and not FFO. For reference see Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 37

4.   We note the chart on page 37 that details your capital expenditures between new development, rehab expenditures and capital expenditures. In future filings please include disclosure with this table that discloses the total amount of soft costs capitalized by year for costs such as interest and payroll. We realize that interest and payroll capitalized is shown elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

Contractual Obligations, page 39

5.   In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Item 10. Directors and Executive Officers of the Registrant, page 49

6.   You indicate that "this Item" is incorporated by reference "to" your proxy statement. If you are incorporating Items 405, 406, 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-K from your proxy statement, please indicate so in future periodic reports, as applicable.

Item 13. Certain Relationships and Related Transactions, page 51

7.   You indicate that "this Item" is incorporated by reference from your proxy statement under the heading "Certain Relationships and Related Transactions." In future periodic reports, please also identify the section of your proxy statement that provides the disclosure required by Item 407(a) of Regulation S-K.

2. Summary of Significant Accounting Policies

Reportable Segments, page 67

8.   We note that you define stabilized communities as communities that have reached at least 93% occupancy. Please tell us how you define a community that has previously reached 93% occupancy, but later drops below 93% occupancy and is not going through a redevelopment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or Duc Dang, Special Counsel, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief